EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

July 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Treasure Global Inc

Registration Statement on Form S-1, as amended

Initially Filed April 19, 2022

File No. 333-264364

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 11, 2022, in which EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters, joined Treasure Global Inc in requesting the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Wednesday, July 13, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal